

athleta-ed

Business Through the Lens of Sports™

PROBLEM



BASIC LIFE SKILLS: The #1 problem for many young people is the lack of critical life skills taught in college such as personal finance, entrepreneurship, and leadership.

LIMITED ACCESS: Access at top undergraduate business programs — for athletes and non-athletes — is limited with many programs having under 20% acceptance rates.

LACK OF RELEVANT EDUCATION FOR HIGH-LEVEL ATHLETES: The NCAA and the major professional sports leagues are being challenged to provide athletes with greater educational support and flexibility to help them prepare for post-athletic careers.

LACK OF INDUSTRY ACCESS FOR EMPLOYMENT: The sports industry is expected to grow 23% by the end of this decade — yet there is no clear path or preparation for athletes and non-athletes to pursue careers in sports.

VALUE PROPOSITION

Value created for four different groups in the backdrop of COVID -19

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UNIVERSITY STUDENTS

ATHLETES & NON-ATHLETES

LOWER COST & GREATER ACCESS
to relevant education

DEVELOP critical life skills

CAREER PATHWAYS
to high demand sports industry

UNIVERSITIES (B-SCHOOLS)

TOP-RANKED WITH MAJOR SPORTS PROGRAMS

LOWER COST for development
FASTER deployment

ACCESS to prominent
sports industry leaders

VALUE PROPOSITION ACROSS 4 QUADRANTS

CONSUMER

PROFESSIONAL & CASUAL FANS

ACCESS to high demand careers

DEVELOP business knowledge
through more engaging content

HIGH ENGAGEMENT COMMUNITIES

INDUSTRY

PRO SPORTS & ATHLETIC DEPTS.

TALENT acquisition & development

ATHLETE personal and
professional development

SOCIAL IMPACT



PRODUCTS & SERVICES

ONLINE COURSE IN A BOX

- **Syllabus:** Core undergraduate business courses *through the lens of sports^{TM}*
- **Digital Video Textbooks:** High production-value videos created by faculty at top universities and sports industry leaders
- **Guest Speakers:** Prominent sports industry leaders for live online discussions

SPORTS BUSINESS PLATFORM

- **LinkedIn for Sports:** Sports business communities created around each core undergraduate course








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GLOBAL MARKET OPPORTUNITY

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1374

TOTAL AVAILABLE MARKET

HIGHER EDUCATION
$2.5T
(ONLINE $200B)

CORPORATE & LIFELONG LEARNING
$1.5T

SPORTS
$500B

SERVICEABLE OBTAINABLE MARKET – $500M

Source: Holon IQ, Research & Markets, Business Wire and MarketWatch

BUSINESS MODEL

Revenue Share – 45 %
(Through Academic Partners)

For-credit courses through long-term revenue sharing partnerships with strategic business school partners such as UCLA Anderson School of Management. Athleta-Ed revenue primarily driven through revenue share in first five years.

Direct Purchase or Subscriptions – 53 %
(Universal Accessibility)

Not-for-credit asynchronous business content developed with sports industry leaders. Professional development tools and resources such as the Sports Business Platform and other non-academic sports business products.

Brands – 2 %

Brand Sponsorship – worldwide brand spending on sports sponsorship will grow 4% this year to $46 billion in 2019.





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COMPS



ED-TECH LEADERS	FEE PAYING STUDENTS	REVENUE	REVENUE/ STUDENTS	VALUATION*	VALUATION/ STUDENTS
Laureate Education	875,000	$3,350M	$3,829	$3,650M	$4,171
Pluralsight	1,000,000	$300M	$300	$2,400M	$2,400
2U	32,000	$270M	$8,438	$1,500M	$46,875
Lynda (acq. by LinkedIn)	2,000,000	$180M	$90	$1,500M	$750
Coursera	120,000	$100M	$833	$500M	$4,167
Udacity	13,000	$80M	$6,154	$1,000M	$76,923
MasterClass Minerva	400,000	$70M	$175	NA	NA
Udemy	1,000	$30M	$30,000	$500M	$500,000
Guild Education	15,000,000	$28M	$2	$800M	$53
Median	NA	NA	NA	$1,000M	NA
Athleta-Ed (2023)	875,000	$100M	$833	$1,000M	$4,171
	18,000	$20M	$2,100	NA	NA

(These are forward-looking projections that cannot be guaranteed)

PROJECTIONS

PROJECTED ENROLLMENT & REVENUE (ACCREDITED & NON-ACCREDITED COURSES)

	2020	2021	2022	2023	2024
Total Students	60	1,800	9,000	18,000	27,000
Total Enrollment	60	2,000	10,000	20,000	30,000
Total Revenue	$70,000	$5,000,000	$21,000,000	$42,000,000	$69,000,000
Total Revenue/Student	$1,200	$2,500	$2,100	$2,100	$2,300
ATHLETA-ED REVENUE	< $10,000	$2,300,000	$9,700,000	$20,900,000	$35,000,000
Tuition Revenue	< $10,000	$2,200,000	$9,200,000	$18,400,000	$30,000,000
% Athleta-Ed Revenue	100%	96%	95%	88%	86%
Subscription & Branding	NA	$100,000	$500,000	$2,500,000	$5,000,000
% Athleta-Ed Revenue	NA	4%	5%	12%	14%

(These are forward-looking projections that cannot be guaranteed)

LEADERSHIP

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HANY SYED
Chief Executive Officer



DR. ANDY SHOGAN
Chief Academic Officer



RUSSELL RAMESH
Chief Digital Officer



KEVIN THOMPSON
Chief Financial Officer



ERIC NUSBAUM
Editor



JENNIFER COHEN
Chief of Staff



HILLARY THOMPSON
Senior Manager of
Social Media



MATT MORENO
Manager of
Production and
Content



KARISA MAXWELL
Advisor for Production
and Content
(DAZN)



MARK FRANCIS
Advisor for Sports
Business Content
(UCLA Anderson)



CHAD STEELE
Advisor for Pro Sports
(Baltimore Ravens)



GEORGE DAVID
Advisor for Pro Sports
(Wasserman)



HAKEEM VALLES
Advisor for Pro Sports
(Retired NFL)



WENDY STEELE
Advisor for Production
(Former NFL Films)



GREG LEVY
Advisor for Strategy
(Miami Law)

(Click on Names for Profiles)

INVESTORS & ADVISORS

PROMINENT ANGEL INVESTORS



CHARLES BAKER
O'Melveny & Myers



DR. DAN RASCHER
University of San Francisco



JERRY ENGEL
Haas (UC Berkeley)



ERIC JOHNSON
Former ESPN Executive



AKSHAY KHANNA
StubHub

DEEP BENCH OF ADVISORS TO DRIVE PARTNERSHIPS

LEADERS IN EDUCATION, SPORTS, & TECH

Brent Cohen, The Experience Resorts
Channing Barringer, YouTube
Chrissy Delisle, Delisle Group
Drew Sheinman, Former WME IMG
Dr. John Briginshaw, Haas (UC Berkeley)
John Clamme, Institute for the Future
Dr. Kellie McElhaney, Haas (UC Berkeley)
Kul Wadhwa, BeyondView
Kyle Cox, Ballerz World & TCG Footwear
Lou DePaoli, NY Mets
Manish Pandya, Law Office of Manish Pandya
Mark French, Serial Entrepreneur
Matthew Schuster, Opry Entertainment Group
Ned Colletti, Former MLB Executive
Rick Horrow, Advisor for Sports Industry
Shari Acho, College & Pro Athlete Advisor
Shawn Patt, RBC Wealth Management
Shayne Veramallay, CARBON
Shish Aikat, John Hughes Institute
Sumit Arora, MLSE (Toronto Raptors)
Tracy Gray, The 22 Fund
Zoltan Bernat, Serial Entrepreneur



(Click on Names for Profiles)

PRODUCT ROLLOUT, MILESTONES & FUNDING

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	2019	2020	2021 PROJECTED
PRODUCT	FIRST COHORT 1st and only Top-20 Ranked Business School to Offer Fully Online Undergraduate Courses For-Credit	FIRST ONLINE COURSE Minor at UCLA Anderson for CA & Nationally with Additional Academic Partners; Launch of Sports Business Platform	ROLLOUT Non-Accredited & Master's Programs and Launch Sports Business Platform
MILESTONES	Fully Online Course Developed from UC Berkeley (Haas) Course with Haas and UCLA Anderson Faculty 30 Students	Additional Academic Partners & Formalizing Sports Partners (Teams / Leagues, Athletes, and Brands) 60 Students	10+Academic Partners to Offer Athleta-Ed Courses and 10+ Sports Partners 1,800 Students
FUNDING	$100,000 from Strategic Angels out of $14.0M Valuation Cap Note	$3-5M for Accelerated Growth After Finalizing Key Partnerships Seed Round	$5-10M for Consumer Rollout of Sports Business Platform & AI-enabled courseware

(These are forward-looking projections that cannot be guaranteed)

THANK YOU



Hany K. Syed
Chief Executive Officer
www.athleta-ed.com
hany@athleta-ed.com

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